UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 2)*

MIDDLEBURG FINANCIAL CORPORATION

(Name of Issuer)

Common Stock, par value $2.50 per share

(Title of Class of Securities)

596094102

(CUSIP Number)

David L. Sokol

P.O. Box 4998

Jackson, Wyoming 83001

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 29, 2016

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 596094102

1	NAME OF REPORTING PERSON David L. Sokol
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 2,103,008
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 2,103,008
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,103,008
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 29.64%(1)
14	TYPE OF REPORTING PERSON (see instructions) IN

(1)	Calculated based on 7,094,602 shares of Middleburg Financial Corporation’s (the “Issuer’s”) common stock, par value $2.50 per share, as reported in the Issuer’s first quarter 2016 earnings release filed with the Securities and Exchange Commission on April 29, 2016.

Explanatory Note

This Amendment No. 2 to Schedule 13D is being filed by the undersigned to amend the Schedule 13D filed by the reporting person on March 31, 2016 (as amended by Amendment No. 1 on April 20, 2016, the “Schedule 13D”). This Amendment No. 2 amends the Schedule 13D as specifically set forth.

Item 1.	Security and Issuer.

No material change.

Item 2.	Identity and Background.

No material change.

Item 3.	Source and Amount of Funds or Other Consideration.

No material change.

Item 4.	Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended and restated in its entirety to read as follows:

“The disclosure in Item 3 is incorporated by reference herein.

The purpose of the acquisition of the Shares of the Issuer beneficially owned by Mr. Sokol was to acquire the Shares for investment purposes in the ordinary course of selling, trading, and investing in securities.

Mr. Sokol has engaged in discussions with the Board of Directors of the Issuer regarding the Issuer’s financial performance and prevailing market trends impacting community banks (including increased competition for customers, costly regulatory compliance and general economic uncertainties). In this regard, on March 31, 2016, Mr. Sokol urged the Board of Directors to initiate a process to explore strategic alternatives to enable the Issuer’s shareholders to realize the full value of their investment in the Issuer. To this end, on March 31, 2016, Mr. Sokol sent a letter to the Board of Directors of the Issuer, a copy of which is attached hereto as Exhibit 1 and incorporated by reference herein.

Subsequent to that letter, Mr. Sokol sent another letter to the Board of Directors on April 20, 2016 conveying that he has engaged professional advisors to assist him in realizing the intrinsic value of his investment in the Issuer, and also stating that he may withhold his support for the re-election of the Board’s director slate at the Issuer’s May 4, 2016 annual meeting of shareholders. A copy of Mr. Sokol’s April 20, 2016 letter is attached hereto as Exhibit 5 and incorporated by reference herein.

On April 29, 2016, Mr. Sokol sent another letter to the Board of Directors conveying disappointment in the Issuer’s recent performance and again stating that he intends to withhold his support for the re-election of the Board’s director slate at the Issuer’s May 4, 2016 annual meeting of shareholders. A copy of Mr. Sokol’s April 29, 2016 letter is attached hereto as Exhibit 6 and incorporated by reference herein.

Mr. Sokol intends to review his investment in the Issuer on a continuing basis and, depending on various factors, including the Issuer’s business, affairs, and financial position, other developments concerning the Issuer, the price level of the Issuer’s Shares, conditions in the securities markets and general economic and industry conditions, as well as other investment opportunities available to him, may in the future take such actions with respect to his investment in the Shares as he deems appropriate in light of the circumstances existing from time to time. Such actions may include, without limitation, the purchase of additional Shares in the open market and in block trades, in privately negotiated transactions or otherwise, or the sale at any time of all or a portion of the Shares now owned or hereafter acquired by him to one or more purchasers. In addition, Mr. Sokol may engage in communications regarding the Issuer with knowledgeable industry or market observers, industry participants, members of the Issuer’s Board of Directors or management, other representatives of the Issuer, or other persons. Such discussions may concern ideas or proposals that, if effected, may result in one or more of the events described in Item 4 of Schedule 13D, including, without limitation, a potential acquisition of the Issuer by an outside third party.

The foregoing description of discussions, intentions, plans, activities, and potential transactions under consideration is subject to termination, evolution, modification, or change at any time, without notice, and there can be no assurance that Mr. Sokol will continue with any discussions or activities, or take any further action with respect to, the matters described above.”

Item 5.	Interest in Securities of the Issuer.

No material change, except that the 2,103,008 shares of common stock beneficially owned by Mr. Sokol now represent 29.64% of the Issuer’s issued and outstanding common stock, calculated based on 7,094,602 shares of common stock, par value $2.50 per share, as reported in the Issuer’s first quarter 2016 earnings release filed with the Securities and Exchange Commission on April 29, 2016.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

No material change.

Item 7.	Material to be Filed as Exhibits.

Item 7 of the Schedule 13D is hereby amended and supplemented to add a new Exhibit 6 as follows:

Exhibit 6: Letter from David L. Sokol to Members of the Board of Directors of Middleburg Financial Corporation, dated April 29, 2016.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 29, 2016	/s/ David L. Sokol
David L. Sokol